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Exhibit 99.9

DILLARD’S REACHES SETTLEMENT AGREEMENT WITH BARINGTON AND CLINTON

Little Rock, Ark. – April 1, 2008 – Dillard’s, Inc. (NYSE: DDS) announced today that it has reached an agreement with Barington Capital Group, L.P. and Clinton Group, Inc., in conjunction with Southeastern Asset Management, that will avoid a proxy contest at the Company’s 2008 Annual Meeting of Stockholders scheduled for May 17, 2008.

The Company has agreed to nominate the following candidates for the slate of Class A directors at the annual meeting: James A. Haslam, III, Chief Executive Officer of Pilot Travel Centers LLC; R. Brad Martin, former chairman and CEO of Saks Inc.; Frank R. Mori, Co-Chief Executive Officer and President of Takihyo Inc. and former President and CEO of Anne Klein, Inc. and former CEO and founding Partner of Donna Karan International; and Nick White, President and Chief Executive Officer of White & Associates and former Executive Vice President and General Manager of the Supercenter division of Wal-Mart Stores, Inc.

Barington and Clinton have agreed to cease their efforts to elect a slate of four nominees to the Dillard’s Board of Directors at the 2008 annual meeting and to vote for the election of the company’s nominees.

Chairman and CEO William (Bill) Dillard II, said, “We are pleased to have reached an agreement with Barington and Clinton. Both the Board and management welcome the perspectives and insights of our proposed new directors. The Class B board members are committed to working with the new Class A board members to ensure that the best operating plan and management team possible are in place.”

Dillard’s is committed to reviewing whether the company’s real estate assets and capital are being optimally deployed to prudently build the most value per share for long-term owners. Specifically, the company plans to close underperforming stores in order to rationalize real estate as soon as possible, will cut unnecessary costs, and subject all future commitments for new stores to strict return on capital requirements that will be set by the board and management.

About Dillard’s
Dillard’s, Inc. is one of the nation’s largest fashion apparel and home furnishing retailers.  The Company’s stores operate with one name, Dillard’s, and span 29 states. Dillard’s stores offer a broad selection of merchandise, including products sourced and marketed under Dillard’s exclusive brand names.

Forward-Looking Information
The information above contains certain forward-looking statements.  The following are or may constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995:  (a) words such as “may,” “will,” “could,” “believe,” “expect,” “future,” “potential,” “anticipate,” “intend,” “plan,” “estimate,” “continue,” or the negative or other variations thereof, and (b) statements regarding matters that are not historical facts.  The Company cautions that forward-looking statements contained in this report are based on estimates, projections, beliefs and assumptions of management and information available to management at the time of such statements and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information, or otherwise. Forward-looking statements of the Company involve risks and uncertainties and are subject to change based on various important factors. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management as a result of a number of risks, uncertainties and assumptions.  Representative examples of those factors include (without limitation) general retail industry conditions and macro-economic conditions in markets in which the Company operates; changes in operating expenses, including employee wages, commission structures and related benefits.